SIGNATURES
METHANEX ANNOUNCES U.S. DEBT ISSUE
METHANEX ANNOUNCES CONSENT SOLICITATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 3, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Assistant General Counsel and Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES U.S. DEBT ISSUE

May 31, 2002

Methanex announced today that it has filed with the British Columbia Securities Commission a preliminary short form prospectus providing for the issuance of senior notes due 2012 in an aggregate principal amount of US$200,000,000. The prospectus is also being filed with the U.S. Securities and Exchange Commission in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

Net proceeds will be used to repay in full the Company’s 7.40% notes due August 15, 2002 upon their maturity and for general corporate purposes.

The proposed underwriting group in respect of the sale of the notes comprises Goldman, Sachs & Co., CIBC World Markets and RBC Capital Markets. When available, a copy of the preliminary prospectus may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, U.S.A. Attention: Prospectus Department.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

– end –

Inquiries:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES CONSENT SOLICITATION

May 31, 2002

     Methanex announced today that it has commenced a solicitation of consents to an amendment to the Indenture relating to its 7.75% notes due 2005 (the “Notes”). The consent solicitation will expire at 5:00 PM (New York time) on June 12, 2002.

     The amendment to the Indenture will permit the Company to add to the Indenture a change of control covenant applicable to the Notes and eliminate from the Indenture the applicability to the Notes of the limitation on restricted payments covenant.

     Effectiveness of the Indenture amendment will be conditional upon receiving the consent of holders of not less than 50% of the outstanding Notes.

     Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

– end –

Inquiries:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Phone: (604) 661-2600